Exhibit 99.1

Consolidated Financial Statements of

Almaden Minerals Ltd.

For the years ended December 31, 2025, 2024 and 2023

Almaden Minerals Ltd.

December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Almaden Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Almaden Minerals Ltd. (the “Company”), as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for the years ended December 31, 2025, 2024 and 2023, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025, 2024 and 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2015.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

March 19, 2026

Almaden Minerals Ltd.

Consolidated statements of financial position

(Expressed in Canadian dollars)

	December 31, 2025	December 31, 2024
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 13)	6,171,157	3,155,750
Gold in trust (Note 8)	-	1,491,281
Accounts receivable and prepaid expenses (Note 4)	331,736	293,952
Current assets	6,502,893	4,940,983

Non-current assets
Deposits	17,367	17,367
Right-of-use assets (Note 5)	127,153	228,875
Property and equipment (Note 6)	45,924	6,594,399
Exploration and evaluation assets (Note 7)	1	1
Non current assets	190,445	6,840,642
TOTAL ASSETS	6,693,338	11,781,625

LIABILITIES
Current liabilities
Trade and other payables (Note 11 (a))	463,186	424,465
Current portion of lease liabilities (Note 5)	128,766	113,981
Current liabilities	591,952	538,446

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	34,358	163,124
Gold loan payable (Note 8)	-	8,128,263
Non current liabilities	34,358	8,291,387
Total liabilities	626,310	8,829,833

EQUITY
Share capital (Note 10)	141,104,844	141,040,654
Reserves (Note 10)	23,418,523	23,356,523
Deficit	(158,456,339)	(161,445,385)
Total equity	6,067,028	2,951,792
TOTAL EQUITY AND LIABILITIES	6,693,338	11,781,625

Nature of operations (Note 1)

Commitments and contingencies (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 19, 2026.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/ Michael Kosowan
Director	Director

Almaden Minerals Ltd.

Consolidated statements of comprehensive income (loss)

(Expressed in Canadian dollars)

	Year ended December 31, 2023
	2025	2024	(Revised – Note 19)
Expenses	$	$	$
Professional fees (Note 11(a))	299,230	318,619	1,113,336
Salaries and benefits (Note 11(a))	1,640,709	1,377,903	1,811,073
Travel and promotion	21,753	22,529	50,120
Depreciation (Note 6)	8,000	8,671	11,166
Office and other (Note 11(b))	78,611	73,407	182,457
Amortization of right-of-use assets (Note 5)	101,722	101,722	101,722
Occupancy expenses (Note 5)	50,699	40,318	39,858
Interest expense on lease liabilities (Note 5)	20,413	30,565	39,502
Interest and standby fees on gold loan payable (Note 8)	114,262	295,551	290,164
Listing and filing fees	106,068	100,406	193,490
Insurance	71,222	104,456	103,491
Directors’ fees (Note 11(a))	52,500	120,000	140,000
Share-based payments (Note 10(d) and 11(a))	128,000	-	810,150
Total Expenses	2,693,189	2,594,147	4,886,529

Other income (loss)
Administrative services fees (Note 11(b))	1,235,798	1,158,054	1,422,347
Interest and other income	261,131	218,390	370,741
Impairment of exploration and evaluation assets (Note 7)	(82,751)	(55,374)	(63,823,478)
Gain on sale of property and equipment (Note 6)	4,684,164	-	-
Fair value adjustments on gold loan payable (Note 8)	(1,121,669)	(1,199,904)	(538,975)
Unrealized gain on gold in trust (Note 8)	405,821	293,695	132,895
Unrealized foreign exchange gain (loss) on gold loan payable (Note 8)	402,803	(600,749)	55,949
Unrealized foreign exchange gain (loss) on gold in trust (Note 8)	(79,506)	114,785	(24,491)
Unrealized gain on warrant liability (Note 9)	-	-	102,787
Loss on derecognition of gold loan payable (Note 8)	-	(372,941)	-
Foreign exchange gain (loss)	(23,556)	163,130	(49,599)
Total other income (loss)	5,682,235	(280,914)	(62,351,824)
Income (loss) before income taxes	2,989,046	(2,875,061)	(67,238,353)
Deferred income tax recovery (expense) (Note 14)	-	-	3,090,208
Net Income (loss) for the year	2,989,046	(2,875,061)	(64,148,145)

Total comprehensive income (loss) for the year	2,989,046	(2,875,061)	(64,148,145)

Basic and diluted net income (loss) per share (Note 12)	0.02	(0.02)	(0.47)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of cash flows

(Expressed in Canadian dollars)

			Year ended December 31, 2023
	2025		2024		(Revised – Note 19)
	$		$		$
Operating activities
Net income (loss) for the year		2,989,046		(2,875,061)		(64,148,145)
Items not affecting cash
Deferred income tax (recovery) expense		-		-		(3,090,208)
Depreciation		8,000		8,671		11,166
Amortization of right-of-use assets		101,722		101,722		101,722
Impairment of exploration and evaluation assets		82,751		55,374		63,823,478
Interest expenses on lease liability		20,413		30,565		39,502
Interest and standby fees on gold loan payable		114,262		295,551		290,164
Gain on sale of property and equipment		(4,684,164)		-		-
Fair value adjustments on gold loan payable		1,121,669		1,199,904		538,975
Unrealized gain on gold in trust		(405,821)		(293,695)		(132,895)
Unrealized foreign exchange (gain) loss on gold loan payable		(402,803)		600,749		(55,949)
Unrealized foreign exchange (gain) loss on gold in trust		79,506		(114,785)		24,491
Unrealized gain on warrant liability		-		-		(102,787)
Loss on derecognition of gold loan payable		-		372,941		-
Share-based payments		128,000		-		810,150
Changes in non-cash working capital components
Accounts receivable and prepaid expenses		(37,784)		142,321		(194,169)
Trade and other payables		38,721		(426,693)		601,499
Net cash used in operating activities		(846,482)		(902,436)		(1,483,006)
Investing activities
Property and equipment – purchase		(41,580)		(1,328)		(2,037)
Net proceeds on sale of property and equipment		11,266,219		-		-
Exploration and evaluation assets – costs		(82,751)		(55,374)		(799,253)
Net cash from (used in) investing activities		11,141,888		(56,702)		(801,290)
Financing activities
Options exercised		8,000		-		-
Shares issuance cost on cashless exercise of options		(9,810)		-		-
Repayment of gold loan payable		(7,143,795)		-		-
Repayment of lease liabilities		(134,394)		(131,095)		(127,797)
Net cash used in financing activities		(7,279,999)		(131,095)		(127,797)

Change in cash and cash equivalents		3,015,407		(1,090,233)		(2,412,093)
Cash and cash equivalents, beginning of year		3,155,750		4,245,983		6,658,076
Cash and cash equivalents, end of year		6,171,157		3,155,750		4,245,983

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of changes in equity

(Expressed in Canadian dollars)

	Share capital			Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2023	137,221,408	141,040,654	21,830,405	715,968	22,546,373	(94,422,179)	69,164,848
Share-based payments	-	-	810,150	-	810,150	-	810,150
Total comprehensive loss for the year (Revised – Note 19)	-	-	-	-	-	(64,148,145)	(64,148,145)
Balance, December 31, 2023	137,221,408	141,040,654	22,640,555	715,968	23,356,523	(158,570,324)	5,826,853
Total comprehensive loss for the year	-	-	-	-	-	(2,875,061)	(2,875,061)
Balance, December 31, 2024	137,221,408	141,040,654	22,640,555	715,968	23,356,523	(161,445,385)	2,951,792
Share-based payments	-	-	128,000	-	128,000	-	128,000
Options exercised	50,000	8,000	-	-	-	-	8,000
Fair value of cash share options transferred to share capital	-	6,000	(6,000)	-	(6,000)	-	-
Shares issued on cashless exercise of options	91,773	-	-	-	-	-	-
Shares issuance cost on cashless exercise of options	-	(9,810)	-	-	-	-	(9,810)
Fair value of cashless share options transferred to share capital	-	60,000	(60,000)	-	(60,000)	-	-
Total comprehensive income for the year	-	-	-	-	-	2,989,046	2,989,046
Balance, December 31, 2025	137,363,181	141,104,844	22,702,555	715,968	23,418,523	(158,456,339)	6,067,028

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation property in Mexico. The Company’s shares are trade on the TSX Venture Exchange under the symbol “AMM”. The address of the Company’s registered office is Suite 1200 – 200 Burrard Street, Vancouver, BC, Canada V7X 1T2.

The Company is in the business of evaluating, exploring and developing mineral projects. In the past, the Company’s principal asset was the Ixtaca precious metals project located on the Tuligtic claim in Puebla State, Mexico. However, as discussed in Note 7, title to this project was revoked by the Mexican government.

These consolidated financial statements were prepared on a “going concern” basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As of December 31, 2025, the Company had cash of $6,171,157 (2024 – $3,155,750) and working capital of $5,910,941 (2024 – $4,402,537). The Company incurred a net income for the year ended December 31, 2025, of $2,989,046 (2024 – Net loss of $2,875,061; 2023 – Net loss of $64,148,145 – Revised – Note 19). Management has concluded that the Company has sufficient working capital to sustain operations for the next twelve months.

2.	Basis of presentation

(a)	Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These consolidated financial statements have been prepared in accordance and compliance with IFRS Accounting standards as issued by the International Accounting Standards Board (“IASB”).

(b)	Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial assets and financial liabilities at fair value through profit or loss.

In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2025.

(c)	Functional currency

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.

(d)	Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.

6

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

2.	Basis of presentation (Continued)

(d)	Significant accounting judgments and estimates (continued)

Actual outcomes could differ from these judgments and estimates. The consolidated financial statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

Functional Currency

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Estimates

o	The estimated useful lives of property and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options, warrants, and derivative financial liabilities in order to calculate share-based payments expense, warrant liability and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control;
o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of property plant and equipment and related determination of the net realizable value and write-down of those assets where applicable (Note 3(f)); and
o	The estimated incremental borrowing rate used to calculate the lease liabilities.

7

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

3.	Material accounting policies

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

	Jurisdiction	Nature of operations

Puebla Holdings Inc.	Canada	Holding company
Minera Gorrion, S.A. de C.V.	Mexico	Exploration company

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing these consolidated financial statements.

(b)	Foreign currencies

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the transaction dates. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(c)	Financial instruments

A financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Company's financial assets consist primarily of cash and cash equivalents, and accounts receivable and are classified at amortized cost.

Financial liabilities comprise the Company’s trade and other payables. Financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. Trade and other payables are recognized initially at fair value and subsequent are measured at amortized costs using the effective interest method, when materially different from the initial amount. Gold loan payable is classified as FVTPL. Fair value is determined based on the market price of gold plus accrued interest.

(i)	Impairment of financial assets

An ‘expected credit loss’ (ECL) model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Company's financial assets measured at amortized cost and subject to the ECL model include cash and cash equivalents, and accounts receivable.

8

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(c)	Financial instruments (continued)

(ii)	Embedded derivatives

Derivatives may be embedded in other financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in profit or loss.

The Company issued warrants exercisable in a currency other than the Company’s functional currency and as a result, the warrants are derivative financial instruments.

Derivative financial instruments are initially recognized at fair value and subsequently measured at fair value with changes in fair value recognized in profit or loss. Transaction costs are recognized in profit or loss as incurred.

(d)	Cash and cash equivalents

Cash equivalents include term deposits and money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

(e)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses, and are depreciated annually on a declining-balance basis if available-for-use at the following rates:

Furniture, fixtures and other	20%
Computer hardware and software	30%
Geological library	20%
Field equipment	20%

(f)	Exploration and evaluation assets

The Company is in the exploration stage with respect to any investments it may have in exploration and evaluation assets and, accordingly, follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Company has rights and crediting all proceeds received from farm-out arrangements or recovery of costs against the cost of the related claims. Acquisition costs include, but are not exclusive to land surface rights acquired. Deferred exploration costs include, but are not exclusive to geological, geophysical studies, annual mining taxes, exploratory drilling and sampling. At such time as commercial production commences, these costs would be charged to profit or loss on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to profit or loss at the time of any abandonment or when it has been determined that there is evidence of an impairment.

9

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

3.	Material accounting policies (Continued)

The Company considers the following facts and circumstances in determining if it should test exploration and evaluation assets for impairment:

(i)	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
(iv)	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation assets is unlikely to be recovered in full from successful development or by sale.

An impairment charge may be reversed but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized. General exploration costs in areas of interest in which the Company has not secured rights are expensed as incurred.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in profit or loss costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to development asset within property and equipment.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.

Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to profit or loss. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

(g)	Impairment of property and equipment

Property and equipment are reviewed for impairment at least annually, or if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

10

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(g)	Impairment of property and equipment (continued)

An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount by way of recording an impairment charge to profit or loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized.

(h)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

11

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(i)	Share-based payments

The Company’s stock option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based payment expense with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to consultants and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

(j)	Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company, in addition to the proportionate amount of reserves originally created at the issuance of the stock options or warrants. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and common share purchase warrants based on the residual value method. Under this method, the proceeds are allocated to common shares based on the fair value of a common share at the announcement date of the unit offering and any residual remaining is allocated to common share purchase warrants.

Certain of the Company’s warrants were exercisable in a currency other than the functional currency of the Company. As a result, the fair value allocated to the warrant was recorded as a derivative financial liability with residual value being attributed to the equity unit. The fair value of the warrant was determined using the Black-Scholes Option Pricing Model and was marked to market at the end of each period. Upon exercise of the warrant, the fair value of the warrant at the date of exercise was transferred to share capital.

(k)	Reclamation and closure cost obligations

Decommissioning and restoration provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted for the market discount rate.

12

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(k)	Reclamation and closure cost obligations (continued)

Over time, the discounted liability is increased for the changes in the present value based on the current market discount rates and liability risks. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

When the Company enters into an option agreement on its exploration and evaluations assets, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(l)	Net income (loss) per share

The Company presents the basic and diluted net loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted net loss per share is determined by adjusting the net loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares (Note 12).

(m)	Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight line method from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

13

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

3.	Material accounting policies (Continued)

(m)	Leases (continued)

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	exercise prices of purchase options if the Company is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

(n)	New standards issued and not yet effective

The following new standards, amendments to standards and interpretations have been issued but are not effective during the year ended December 31, 2025.

On April 9, 2024, the IASB issued a new standard – IFRS 18, “Presentation and Disclosure in Financial Statements” with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

•	the structure of the statement of profit or loss;
•	required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and
•	enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Adoption of IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’. The Company is currently assessing the impact the new standard will have on its financial statements.

14

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2025	2024
Accounts receivable (Note 11(b))	$310,294	$239,265
Prepaid expenses	21,442	54,687
Total	$331,736	$293,952

At December 31, 2025, the Company has recorded value added taxes of $14,033 (2024 - $53,883) included in exploration and evaluation assets, as the value added tax relates to the Tuligtic project and is expected to be recovered when the asset is sold (Note 7).

5.	Right-of-use assets and lease liabilities

The Company has lease agreements for its headquarter office space in Vancouver, B.C.

One lease containing an extension option exercisable only by the Company was exercised on November 22, 2021. The lease was therefore extended from March 31, 2022 to March 31, 2027. The Company reassessed this significant event as a lease modification and has estimated that the potential future lease payments under the extended lease term would result in an increase in lease liability by $508,799.

The continuity of lease liabilities for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Opening balance	$277,105	$377,635
Less: lease payments	(134,394)	(131,095)
Interest expense	20,413	30,565
	163,124	277,105
Less: current portion of lease liabilities	(128,766)	(113,981)
Long-term portion of lease liabilities	$34,358	$163,124

The continuity of ROU assets for the years ended December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Opening balance	$228,875	$330,597
Less: amortization of ROU assets	(101,722)	(101,722)
	$127,153	$228,875

15

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

5.	Right-of-use assets and lease liabilities (Continued)

During the year ended December 31, 2025, the Company recognized occupancy expenses of $50,699 (2024 - $40,318; 2023 - $39,858) related to short term leases.

As at December 31, 2025, the remaining payments for the operating lease are due as follows:

	2026	2027	2028	2029	2030	Total
Office lease	$177,268	$44,523	-	-	-	$221,791

6.	Property and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2024	160,941	273,135	198,981	51,760	245,647	6,568,841	7,499,305
Additions	-	24,443	3,923	-	-	13,214	41,580
Disposals	-	-	-	-	-	(6,582,055)	(6,582,055)
December 31, 2025	160,941	297,578	202,904	51,760	245,647	-	958,830

Accumulated depreciation
December 31, 2024	155,729	261,979	195,628	51,257	240,313	-	904,906
Depreciation	1,043	4,539	1,251	100	1,067	-	8,000
December 31, 2025	156,772	266,518	196,879	51,357	241,380	-	912,906

Carrying amounts
December 31, 2024	5,212	11,156	3,353	503	5,334	6,568,841	6,594,399
December 31, 2025	4,169	31,060	6,025	403	4,267	-	45,924

On February 28, 2025, the Company signed a definitive agreement (the “Agreement”) to sell certain assets comprising the Rock Creek Mill for a purchase price of US$9,700,000 (the “Purchase Price”). Closing of the transaction was subject to certain conditions, including completion of a final inspection by the Purchaser. The Purchase Price is payable in certain instalments as follows:

1.	US$2,000,000 is due within 14 days of the execution of the Agreement.
2.	US$3,000,000 shall be paid upon verification of transport scheduling.
3.	US$2,000,000 shall be paid following the final inspection.
4.	US$2,700,000 shall be paid when the assets are prepared for shipment, subject to adjustment based on the final inspection.

15% of the Purchase Price was payable as a commission by Almaden to an equipment sales broker.

16

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

6.	Property and equipment (Continued)

On July 11, 2025, the Company closed on the sale of the Rock Creek Mill equipment for net proceeds of $11,266,219, after payment of a 15% sales commission of $1,986,948. The carrying value of the equipment was $6,582,055, resulting in a gain on sale of property and equipment of $4,684,164 as recorded on the Consolidated Statements of Comprehensive Income (Loss).

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2023	160,941	271,807	198,981	51,760	245,647	6,568,841	7,497,977
Additions	-	1,328	-	-	-	-	1,328
December 31, 2024	160,941	273,135	198,981	51,760	245,647	6,568,841	7,499,305

Accumulated depreciation
December 31, 2023	154,426	257,507	194,191	51,132	238,979	-	896,235
Depreciation	1,303	4,472	1,437	125	1,334	-	8,671
December 31, 2024	155,729	261,979	195,628	51,257	240,313	-	904,906

Carrying amounts
December 31, 2023	6,515	14,300	4,790	628	6,668	6,568,841	6,601,742
December 31, 2024	5,212	11,156	3,353	503	5,334	6,568,841	6,594,399

17

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

7.	Exploration and evaluation assets

Tuligtic	December 31, 2025	December 31, 2024
Exploration and evaluation assets	$	$
Acquisition costs:
Opening balance	1	1
Closing balance	1	1
Deferred exploration costs:
Opening balance	-	-
Costs incurred during the year
Professional/technical fees	90,828	154,246
Travel and accommodation	1,755	35,931
Supplies and miscellaneous	-	78,709
Environmental and permit	767	35,391
Value-added tax (Note 4)	14,033	53,883
Refund - Value-added tax	(24,632)	(302,786)
Impairment of deferred exploration cost	(82,751)	(55,374)
Total deferred exploration costs during the year	-	-
Closing balance	-	-
Total exploration and evaluation assets	1	1

During the year ended December 31, 2025, the Company recorded an impairment of acquisition cost of $Nil (2024 - $Nil; 2023 - $11,308,720) and deferred exploration costs of $82,751 (2024 - $55,374; 2023 - $52,514,758) with respect to Tuligtic property due to the Mexican government’s action to revoke the Company’s mineral concession title and to prevent any further exploration and development plans on the Tuligtic property.

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims.

The following is a description of the Company’s most significant property interests:

(a)	Tuligtic

The Tuligtic property consisted of two mineral concessions which the Company applied for in 2002 and 2008. The mineral concessions were granted in 2003 and 2009, respectively (“the “Concessions”). The Company held a 100% interest in the Concessions subject to a 2.0% NSR royalty held by Almadex Minerals Ltd (‘’Almadex”). The Concessions covered approximately 14,000 Ha, including certain endowed lands of the Ejido Tecoltemi, which comprise approximately 330 Ha. The Concessions were located in Puebla State, Mexico and underpinned the discovery made by the Company in 2010, referred to as “Ixtaca”.

In 2015, the Ejido Tecoltemi initiated a lawsuit against the Mexican government (President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office) asserting that the Mexican mining law is unconstitutional because it fails to include provisions requiring consultation of indigenous communities before granting mineral titles. This lawsuit ultimately came before Mexico’s Supreme Court (“SCJN”), and in early 2022, the SCJN ruled that the Mexican mineral title law is constitutional, but that the Ministry of Economy (“Economia”) should have provided for a consultation procedure with relevant indigenous communities prior to issuing the Concessions to the Company. The SCJN ordered Economia to declare the Concessions insubsistentes, or “ineffective” and to conduct indigenous consultation prior to re-instating them.

18

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

7.	Exploration and evaluation assets (Continued)

(a)	Tuligtic (continued)

In July, 2022 the Company announced that Economia notified Almaden that the Concessions were “ineffective”. The Company understood that the mineral rights at Tuligtic were preserved for the Company, but that Almaden was not allowed to engage in exploration, until such time as Economia completed its court-ordered process to properly issue the Concessions after conducting indigenous consultation in the area covered by the mineral title applications.

However, on February 22, 2023, Economia made a submission to Mexican courts seeking to deny the two mineral title applications which were first made by Almaden in 2002 and 2008 (the “Submission”). The Submission claimed that the applications contain technical faults, despite Economia’s previous statements to the contrary and its acceptance of the mineral title applications and grant of the Concessions in 2003 and 2009.

During the year ended December 31, 2024, the Company submitted a claim for arbitration under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) (Note 18). Almaden alleges that Mexico has breached its obligations under the CPTPP through actions which blocked the development of the Ixtaca project and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s investments in Mexico.

(b)	Other

Expenditures incurred by the Company in Mexico are subject to Mexican Value added tax (“VAT”). The VAT is included in exploration and evaluation assets as incurred. Under Mexican law, VAT paid can be used in the future to offset amounts resulting from VAT charged on sales. Under certain circumstances and subject to approval from tax authorities, A Company can also apply for an early refund of VAT prior to generating sales. During 2025, the Company received a VAT recovery of $24,632 (2024 - $302,786; 2023 - $561,086) and other income of $7,159 (2024 - $83,660; 2023 - $173,876) related to a VAT refund from prior years which is recorded in interest and other income.

8.	Gold loan payable and gold in trust

The Company has entered into a secured gold loan agreement (“Gold Loan”) with Almadex or the “Lender” pursuant to which Almadex has agreed to loan up to 1,597 ounces of gold bullion to the Company. The approximate value of this gold as at May 14, 2019 was USD$2,072,060 or $2,790,858.

Under the terms of the Gold Loan, the Company will be entitled to draw-down the gold in minimum 400 ounce tranches. At any given time, the amount of gold ounces drawn multiplied by the London Bullion Market Association (“LBMA”) AM gold price in US dollars, plus any accrued interest or unpaid fees, shall constitute the Loan Value.

19

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

The maturity date for the Gold Loan was March 31, 2024, and can be extended by two years at the discretion of the Company (the “Term”). Repayment of the Loan Value shall be made either through delivery of that amount of gold drawn, or through the issuance of common shares of the Company (“Shares”), according to the Lender’s discretion. Mandatory prepayment shall be required in the event that the Company’s Ixtaca gold-silver project located in Puebla State, Mexico (the “Ixtaca Project”) enters into commercial production during the Term, requiring the Company to deliver 100 gold ounces per month to the Lender. In addition, the Company has the right to pre-pay the Loan Value at any time without penalty, in either gold bullion or Shares as chosen by the Lender, and the Lender has the right to convert the Loan Value into Shares at any time during the Term. The conversion rate is equal to 95% of the 5 trading day volume weighted average price of the Share on the Toronto Stock Exchange or an equivalent at that time.

The annual interest rate of the Gold Loan is 10% of the loan value at drawdown date, calculated monthly, paid in arrears. Interest payments can either be accrued to the Loan Value, or paid by the Company in cash or gold bullion. A standby fee of 1% per annum, accrued quarterly, will be applied to any undrawn amount on the Gold Loan.

In addition, the Company issued Almadex 500,000 transferable share purchase warrants (“Warrants”), with an exercise price of $1.50 per Share and expiry date of May 14, 2024 as an arrangement fee to cover the administrative costs of setting up the credit facility. These warrants were valued at $50,000 using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, risk-free interest rate of 1.54%, expected dividend yield of 0% and expected volatility of 44.25%.

Security for the loan is certain equipment related to the Rock Creek Mill, which is not required for the Ixtaca Project. The Gold Loan includes industry standard provisions in the event of default, material breach and change of control.

The Gold Loan was recorded at fair value at inception and is subsequently measured at fair value through profit or loss plus accrued interest at 10% per annum. Fair value is based on market price of gold at the end of each reporting period.

On March 12, 2024, the Company formally notified the Lender to extend the maturity date of the Gold Loan from March 31, 2024 to March 31, 2026. On June 26, 2024, the Gold Loan was amended by both the Borrower and the Company in connection with its Ixtaca Project and to extend the maturity date from March 31, 2026 to March 31, 2030. The amendment resulted in a substantial modification of the Gold Loan; accordingly the Company derecognized the existing liability and recognized the new liability at fair value, resulting in a loss on substantial modification of $372,941.

Upon maturity date, at the discretion of the Lender, Almadex still has the right to convert the Loan Value into Shares at the same conversion rate. However, the maximum number of Shares issuable is at 13,722,000 Shares. If any additional payments are required, the balance of the Loan Value shall be paid by gold bullion.

During the year ended December 31, 2025, the Company notified Almadex of its intention to make an early repayment of the outstanding Gold Loan. The gold Loan Value was fixed as of May 13, 2025 with the total outstanding loan balance including accrued interest and standby fees, determined to be US$5,194,354 (the “Loan Amount”). Under the agreement, Almaden was to repay the Loan Amount by physical delivery of gold bullion of 99.99% purity to Almadex, with such delivery occurring following Almaden’s receipt of the final payment from the sale of its Rock Creek mill pursuant to the purchase agreement dated February 28, 2025 (Note 7). The amount of borrowed gold to be delivered was to be determined based on the prevailing London Bullion Market Association AM gold price in U.S. dollars on the business day prior to the settlement date. In addition to the borrowed gold, Almaden was to return the undrawn portion of the Gold Loan, comprising 397 ounces of gold bullion.

20

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

On July 17, 2025, the Company completed the repayment of the Gold Loan to Almadex pursuant to the secured gold loan agreement. The repayment involved the return to Almadex of 397 ounces of gold which were not drawn under the Gold Loan, plus the payment of US$5,194,354 through the delivery to Almadex of approximately 1,553 ounces of 99.99% purity physical gold bullion, as described above.

The continuity of gold loan payable is as follows:

	December 31, 2025	December 31, 2024
Gold loan payable – opening balance	$8,128,263	$5,659,118
Interest and standby fees expense	114,262	295,551
Fair value adjustments	1,121,669	1,199,904
Loss on derecognition	-	372,941
Foreign exchange difference	(402,803)	600,749
Repayment of gold loan payable	(8,961,391)	-
Gold loan payable – closing balance	$-	$8,128,263

At December 31, 2025, Almaden has nil ounces (397 ounces at December 31, 2024) of gold bullion on its account at a fair value of $ Nil ($1,491,281 at December 31, 2024).

The continuity of gold in trust is as follows:

	December 31, 2025		December 31, 2024
	Ounces	$	Ounces	$
Gold in trust, opening balance	397	1,491,281	397	1,082,801
Change in fair value through profit & loss	-	405,821	-	293,695
Foreign exchange difference	-	(79,506)	-	114,785
Repayment of gold loan payable	(397)	(1,817,596)
	-	-	397	1,491,281

9.	Warrant liability

In connection with the registered direct offering private placement completed during the year ended December 31, 2021, the Company issued a total of 7,923,077 warrants exercisable at US$0.80 per share. The fair value of these warrants on issuance was $2,371,174, valued using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	0.53%
Expected life of warrants	3.00 years
Expected annualized volatility	72.42%
Dividend	Nil
Forfeiture rate	0%

21

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

9.	Warrant liability (Continued)

The fair value is recorded as a derivative financial liability as these warrants are exercisable in US dollars, differing from the Company’s functional currency. The change in fair value resulted in an unrealized gain of $Nil (December 31, 2024 - $Nil; December 31, 2023 - $102,787) and is recognized in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2024. The warrants expired on March 18, 2024.

10.	Share capital and reserves

(a)	Authorized share capital

At December 31, 2025, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Details of other issues of common shares in 2025, 2024 and 2023

During the year-ended December 31, 2025, 50,000 stock options were exercised at a price of $0.16 for a proceed of $8,000 and the total number of shares issued in connection with the cashless exercise of options was 91,773.

There were no share issuances during the years-ended December 31, 2024 and 2023.

(c)	Warrants

There were no warrants for the year ended December 31, 2025. The continuity of warrants for the years ended December 31, 2024 and 2023 are as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2023	Issued	Exercised	Expired	2024
March 18, 2024	USD$0.80	7,923,077	-	-	(7,923,077)	-
March 18, 2024	USD$0.80	435,769	-	-	(435,769)	-
May 14, 2024	$1.50	500,000	-	-	(500,000)	-
Warrants outstanding and exercisable		8,858,846	-	-	(8,858,846)	-
Weighted average exercise price		$1.08	-	-	$1.08	-

The weighted average remaining life of warrants outstanding at December 31, 2024 was nil years (2023 – 0.22 years).

	Exercise	December 31,				December 31,
Expiry date	price	2022	Issued	Exercised	Expired	2023
March 27, 2023	$0.50	5,489,658	-	-	(5,489,658)	-
August 6, 2023	$0.90	3,100,000	-	-	(3,100,000)	-
March 18, 2024	USD$0.80	7,923,077	-	-	-	7,923,077
March 18, 2024	USD$0.80	435,769	-	-	-	435,769
May 14, 2024	$1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		17,448,504	-	-	(8,589,658)	8,858,846
Weighted average exercise price		$0.88	-	-	$0.64	$1.08

22

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2025, the Company had reserved 2,101,318 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the years ended December 31, 2025, 2024 and 2023 vested on the grant date.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the years ended December 31, 2025, 2024 and 2023 are as follows:

Expiry date	Exercise price	December 31, 2024	Granted	Exercised		Forfeited	December 31, 2025
March 7, 2027	$0.38	1,000,000	-	-		-	1,000,000
June 10, 2027	$0.33	3,375,000	-	-		(265,000)	3,110,000
October 4, 2027	$0.30	755,000	-	-		-	755,000
December 16, 2027	$0.33	855,000	-	-		(15,000)	840,000
February 14, 2028	$0.30	600,000	-	-		-	600,000
April 3, 2028	$0.26	1,575,000	-	-		-	1,575,000
July 10, 2028	$0.16	2,470,000	-	(550,000	)(i)	-	1,920,000
September 19, 2028	$0.18	1,035,000	-	-		-	1,035,000
August 9, 2030	$0.25	-	800,000	-		-	800,000
Options outstanding and exercisable		11,665,000	800,000	(550,000)		(280,000)	11,635,000
Weighted average exercise price		$0.27	$0.25	$0.16		$0.33	$0.27

In accordance with the Company’s stock option plan, the option holder exercised 500,000 stock options on a cashless basis at an exercise price of $0.22 resulting in the issuance of 91,773 shares. In addition, 50,000 stock options were exercised at a price of $0.16 for a proceed of $8,000.

The weighted average remaining life of stock options outstanding at December 31, 2025 was 2.13 years (2024 – 2.97 years).

23

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan

Expiry date	Exercise price	December 31, 2023	Granted	Exercised	Forfeited	December 31, 2024
March 7, 2027	$0.38	1,125,000	-	-	(125,000)	1,000,000
June 10, 2027	$0.33	3,640,000	-	-	(265,000)	3,375,000
October 4, 2027	$0.30	755,000	-	-	-	755,000
December 16, 2027	$0.33	855,000	-	-	-	855,000
February 14, 2028	$0.30	600,000	-	-	-	600,000
April 3, 2028	$0.26	1,975,000	-	-	(400,000)	1,575,000
July 10, 2028	$0.16	2,520,000	-	-	(50,000)	2,470,000
September 19, 2028	$0.18	1,035,000	-	-	-	1,035,000
Options outstanding and exercisable		12,505,000	-	-	(840,000)	11,665,000
Weighted average exercise price		$0.27	-	-	$0.29	$0.27

The weighted average remaining life of stock options outstanding at December 31, 2024 was 2.97 years (2023 – 3.96 years).

Expiry date	Exercise price	December 31, 2022	Granted	Exercised	Expired	December 31, 2023
February 9, 2023	$0.97	350,000	-	-	(350,000)	-
March 3, 2023	$0.96	250,000	-	-	(250,000)	-
March 31, 2023	$0.68	1,975,000	-	-	(1,975,000)	-
May 8, 2023	$0.69	100,000	-	-	(100,000)	-
May 28, 2023	$0.65	100,000	-	-	(100,000)	-
July 8, 2023	$0.62	2,420,000	-	-	(2,420,000)	-
September 18, 2023	$0.51	960,000	-	-	(960,000)	-
March 7, 2027	$0.38	1,125,000	-	-	-	1,125,000
June 10, 2027	$0.33	3,640,000	-	-	-	3,640,000
October 4, 2027	$0.30	755,000	-	-	-	755,000
December 16, 2027	$0.33	855,000	-	-	-	855,000
February 14, 2028	$0.30	-	600,000	-	-	600,000
April 3, 2028	$0.26	-	1,975,000	-	-	1,975,000
July 10, 2028	$0.16	-	2,520,000	-	-	2,520,000
September 19, 2028	$0.18	-	1,035,000	-	-	1,035,000
Options outstanding and exercisable		12,530,000	6,130,000	-	(6,155,000)	12,505,000
Weighted average exercise price		$0.49	$0.21	-	$0.66	$0.27

The fair value of options granted during the years ended December 31, 2025 and 2023, calculated using the Black-Scholes option-pricing model at grant date, are as follows:

24

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

10.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
800,000	August 11, 2025	$0.16	2.93%	5	79.83%	$Nil
1,035,000	September 19, 2023	$0.10	3.96%	5	71.15%	$Nil
2,520,000	July 10, 2023	$0.12	3.81%	5	70.98%	$Nil
1,975,000	April 3, 2023	$0.15	2.87%	5	68.52%	$Nil
600,000	February 13, 2023	$0.18	3.43%	5	68.61%	$Nil

Total share-based payments expenses as a result of options granted and vested during the year ended December 31, 2025 was $128,000 (2024 - $ Nil; 2023 - $810,150).

11.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chair, the Vice Chair (formerly President and Chief Executive Officer), the President and Chief Executive Officer (formerly Executive VP) and the Chief Financial Officer. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. (Azucar) and Almadex (Note 11 (b)) is as follows:

	December 31,	December 31,	December 31,
	2025	2024	2023

Professional fees	$-	$-	$50,588
Salaries and benefits	490,108	271,250	398,307	(1)
Share-based payments	128,000	-	702,000
Directors’ fees	52,500	120,000	140,000
Total	$670,608	$391,250	$1,290,895

(1)	As at December 31, 2023, the Company accrued cash bonuses to related parties of $112,894 that is included in trade and other payables.

(b)	Administrative Services Agreements

The Company recovers a portion of rent, office and license expenses from Azucar pursuant to an Administrative Services Agreement dated May 15, 2015 and First Amending Agreement dated December 16, 2015 between the Company and Azucar.

The Company also recovers a portion of rent, office and license expenses from Almadex pursuant to an Administrative Services Agreement dated March 29, 2018 between the Company and Almadex.

During the year ended December 31, 2025, the Company received $168,900 (2024 - $117,868; 2023 - $75,853) from Azucar for administrative services fees included in other income and received $1,066,898 (2024 - $1,040,186; 2023 - $1,346,494) from Almadex for administrative services fees.

At December 31, 2025, included in accounts receivable is $33,584 (2024 - $29,170) due from Azucar and $243,211 (2024 - $193,155) due from Almadex in relation to expense recoveries.

25

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

11.	Related party transactions and balances (Continued)

(b)	Administrative Services Agreements (continued)

Under the Administrative Services Agreements, the Company is the sole and exclusive manager of Azucar and Almadex that provides general management services, office space, executive personnel, human resources, geological technical support, accounting and financial services at cost with no mark-up or additional direct charge. The three companies are considered related parties though common officers.

(c)	Other related party transactions

During the year ended December 31, 2025, the Company employed the Chair’s daughter for a salary of $41,300 less statutory deductions (2024 - $41,300; 2023 - $45,300) for marketing and administrative services provided to the Company.

12.	Net income (loss) per share

Basic and diluted net income (loss) per share

The calculation of basic net income per share for the year ended December 31, 2025 was based on the income attributable to common shareholders of $2,989,046 (2024 – Net loss of $2,875,061; 2023 – Net loss of $64,148,145 – Revised – Note 19) and a weighted average number of common shares outstanding of 137,301,467 (2024 - 137,221,408; 2023 - 137,221,408).

The calculation of diluted net income per share for the year ended December 31, 2025 includes a weighted average number of common shares outstanding of 137,798,295, adjusted for the effects of all dilutive potential common shares, which comprises 496,828 stock options and nil warrants.

The calculation of diluted net loss per share for the year ended December 31, 2024 and 2023 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

13.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2025	December 31, 2024	December 31, 2023

Fair value of cash stock options transferred to share capital on exercise of options	$6,000	$-	$-
Fair value of cashless stock options transferred to share capital on exercise of options	60,000	-	-

26

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

13.	Supplemental cash flow information (Continued)

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2025	December 31, 2024

Cash	$588,757	$785,180
Term Deposits	5,582,400	2,370,570
Total cash and cash equivalents	$6,171,157	$3,155,750

14.	Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31, 2025	December 31, 2024	December 31, 2023 (Revised - Note 19)
Loss before income taxes	$(2,989,046)	$(2,875,061)	$(67,238,353)
Statutory rate	27.00%	27.00%	27.00%

Expected income tax	807,042	(776,266)	(18,154,355)
Effect of different tax rates in foreign jurisdictions	(73,027)	81,680	(2,005,959)
Non-deductible share-based payments	34,560	-	218,741
Other permanent items	1,473,597	1,192,232	2,627,256
Change in deferred tax assets not recognized	(1,382,516	14,075,010	15,403,428
True-ups and other	(859,656)	(14,572,656)	(1,179,319)
Deferred income tax (recovery) expense	$-	$-	$(3,090,208)

(b)	The Company’s deferred income tax liability relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Tuligtic project.

The significant components of deferred income tax assets (liabilities) are as follows:

	December 31, 2025	December 31, 2024

Deferred tax assets
Exploration and evaluation assets	$1,434,880	$1,434,880
Deferred tax liabilities
Exploration and evaluation assets	(1,434,880)	(1,434,880)

Net deferred tax liabilities	$-	$-

27

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

14.	Income Taxes (Continued)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2025	December 31, 2024

Non-capital loss carry forwards	$32,917,402	$30,040,477
Capital loss carry forwards	23,360,422	23,360,422
Exploration and evaluation assets	38,502,102	38,752,879
Share issue costs	-	245,674
Property and equipment	341,376	7,719,565
Donations	32,960	32,960
Investment tax credit	223,873	223,873
	$95,378,135	$100,375,850

At December 31, 2025, the Company had operating loss carry forwards available for tax purposes in Canada of $32,785,599 (2024 - $29,055,033) which expire between 2032 and 2045 and in Mexico of $131,803 (2024 - $985,444) which expire between 2025 and 2026.

15.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company does not carry any financial instruments at FVTPL.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at December 31, 2025, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

28

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

15.	Financial instruments (Continued)

(a)	Currency risk (continued)

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$5,773,615	$76,626
Accounts receivable and prepaid expenses	32,593	264
Total assets	$5,806,208	$76,890

Trade and other payables	$-	$7,623
Total liabilities	$-	$7,623

Net assets	$5,806,208	$69,267

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $580,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $7,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s accounts receivable consists of amounts due from related parties which are subsequently collected.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2025, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Liquidity risk is considered low as the Company has sufficient cash and cash equivalent to meet its current liabilities.

Trade and other payables are due within twelve months of the statement of financial position date.

29

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

15.	Financial instruments (Continued)

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $62,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

A 1% change in the commodity price would change the Company’s net loss by $Nil.

(f)	Classification of financial instruments

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
December 31, 2025	$	$	$	$
Gold loan payable	-	-	-	-

	Level 1	Level 2	Level 3	Total
December 31, 2024	$	$	$	$
Gold loan payable	8,128,263	-	-	8,128,263

30

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

16.	Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period. The Company has no externally imposed capital requirements.

17.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	December 31, 2025	December 31, 2024
Canada	$184,514	$265,626
United States	-	6,568,840
Mexico	5,931	6,176
	$190,445	$6,840,642

18.	Commitments and Contingencies

ICSID Arbitration

During the year ended December 31, 2024, the Company formally commenced international arbitration proceedings against the United Mexican States (“Mexico”) under the CPTPP, by filing a Request for Arbitration. Almaden is pursuing this arbitration together with Almadex, on behalf of themselves and their Mexican subsidiaries. Through a subsidiary, Almadex held a 2% net smelter return royalty on the Ixtaca project.

31

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

18.	Commitments and Contingencies (Continued)

ICSID Arbitration (continued)

The international arbitration claim against Mexico will be prosecuted pursuant to the established and enforceable legal framework of the International Centre for Settlement of Investment Disputes (“ICSID”) as Mexico terminated the Company’s mineral concessions. The Company has appointed a quantum expert to prepare a professional damages assessment for review by the arbitration tribunal.

In September 2025, the tribunal established a procedural schedule for the arbitration. Mexico filed its counter-memorial in December 2025, and hearings are currently scheduled for December 2026.

As arbitration proceedings are ongoing, the Company cannot determine the likelihood of succeeding in collecting any amount, as such it has not accrued any amounts in the consolidated financial statements with respect to this claim.

Litigation management agreement

On June 26, 2024, the Company agreed with Almadex and its Mexican subsidiary to streamline the management of the arbitration proceedings by entering into a Litigation Management Agreement (“LMA”). Under the LMA, Almaden will bear the up-front costs of the arbitration and provide overall direction to the arbitration process for itself and its subsidiaries, as well as Almadex and its subsidiaries, with certain limitations. Almadex will remain a party to the arbitration and continue in its cooperation and support of the process.

Should the arbitration proceedings result in an award of damages, the pro rata portion of those damages, if any, which may be attributable to Almadex from the 2.0% NSR royalty it held on the Ixtaca project will be determined. Almadex’s award will consist of this pro rata portion, less its pro-rata share of the costs of pursuing the legal claims, including the financing costs (the “Almadex Award”). Almadex will compensate Almaden in the amount of 10% of the Almadex Award in exchange for managing the claim proceedings.

Litigation funding agreement

On June 26, 2024, the Company entered into a litigation funding agreement (the “LFA”) with a leading legal finance provider (the “Funder”). The LFA provides up to US$9.5 million in non-recourse funding for the Company to pursue its international arbitration proceedings (the “Claims”) against Mexico under the CPTPP. This funding is expected to cover all legal, tribunal and external expert costs of the legal claims, as well as some corporate operating expenses as may be required. The funding is repayable in the event that a damages award is recovered from Mexico, with such repayment being a contingent entitlement to those damages.

As at December 31, 2025, the Funder had disbursed a total of US$4,000,000 to the Claim. (December 31, 2024 - US$1,500,000). Should the Claim result in the receipt of a damages award, the Funder shall be entitled to the return of its funding capital outlay, plus a contingent entitlement to the damages award.

32

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2025, 2024 and 2023

Expressed in Canadian dollars

19.	Revisions

During the preparation of the 2024 year end consolidated financial statement, the Company identified an error in the valuation of the gold loan. The Company identified that the table below summarizes the revised consolidated financial statements for December 31, 2023:

2023	As previously stated	Adjustments	As revised
Consolidated Statements of Financial Position
Gold loan payable	4,371,546	1,287,572	5,659,118
Derivative liability	108,830	(108,830)	-
Deficit	(157,391,582)	(1,178,742)	(158,570,324)

Consolidated statements of loss and comprehensive loss
Other items
Gold loan payable adjustments	-	527,913	527,913
Comprehensive loss for the year	(63,620,232)	(527,913)	(64,148,145)
Loss per share, basic and diluted	(0.46)	(0.01)	(0.47)

Consolidated statements of changes in equity
Loss for the year	(63,620,232)	(527,913)	(64,148,145)
Deficit – December 31, 2021	(93,771,350)	(650,829)	(94,422,179)
Deficit – December 31, 2022	(157,391,582)	(1,178,742)	(158,570,324)
Total equity	7,005,595	(1,178,742)	5,826,853

Consolidated statements of cash flows
Operating activities
Loss for the year	(63,620,232)	(527,913)	(64,148,145)
Gold loan payable adjustments	-	527,913	527,913
Cash used in operating activities	(1,483,006)	-	(1,483,006)

33